Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands, except share and per share amounts)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three and six months ended June 30, 2021 and 2020 prepared as of August 9, 2021. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2021 and 2020. For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional information regarding Curaleaf is available on the Company’s website at www.curaleaf.com or through the SEDAR website at www.sedar.com. The Company’s interim financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company for the year ended December 31, 2020. The Company’s interim financial statements should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with US Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of COVID-19 on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the Food and Drug Administration and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgements outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured debt facility of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Company’s subordinate voting shares (“SVS”) on the CSE; risks relating to sales of substantial amounts of SVS; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risk relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risks relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; as well as those risk factors discussed under the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2020. The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

The discussion of risk factors in this MD&A has been updated to include discussion of risks related to the current pandemic caused by the spread of COVID-19. The nature and scope of the pandemic and its impact are rapidly developing, and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results. Nevertheless, discussion under the “Risk Factors” section of the Company’s annual information form identifies potential areas of negative impact that may be caused by the pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based CBD markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY

Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically-integrated medical and wellness cannabis operator in the United States. The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations in Europe. Headquartered in Wakefield, Massachusetts, in the U.S., the Company has operations in 23 states and, as of June 30, 2021, operated 107 dispensaries, 23 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida, Illinois, Pennsylvania and Massachusetts. In Europe, the Company has 1 cultivation site in Portugal, 2 pharma grade cannabis processing and manufacturing facilities in Spain and the UK, 3 medical cannabis distribution licenses in UK, Germany and Switzerland and a medical cannabis pharmacy license (direct to patient) in the UK as well as pan-European CBD wellness and wholesale business with manufacturing centered in the UK. The Company also supplies medical cannabis wholesale to several jurisdictions, primarily Israel and Germany, from the cultivation and manufacturing facilities in Portugal and Spain. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which is one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the state-legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

Curaleaf Holdings, Inc., formerly known as Lead Ventures, Inc., was incorporated under the laws of British Columbia, Canada on November 13, 2014. The Company changed its name to “Curaleaf Holdings, Inc.” as part of its business combination with Curaleaf, Inc. completed on October 25, 2018 (the “Business Combination”). Additional information relating to the Business Combination can be found in the Company’s Annual Information Form dated April 28, 2021 filed on the Company’s SEDAR profile at www.sedar.com.

The SVS are listed for trading on the CSE under the ticker symbol “CURA” and on the OTCQX under the ticker symbol “CURLF”.

On September 28, 2020, the Company filed a short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, as amended (File No 333-249081) (the “Registration Statement”), with the United States Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1,000,000 worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Registration Statement is effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisitions, dispositions and investment opportunities in the future. See “Recent Acquisitions”.

The unaudited condensed interim consolidated financial statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company and other entities consolidated on a basis other than ownership:

		June 30,	December 31,
	Operations	2021	2020
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
Curaleaf Florida, LLC	FL	100%	100%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	0%
HMS Health LLC	MD	—	—
HMS Processing LLC	MD	—	—
HMS Sales LLC	MD	—	—
MI Health LLC	MD	—	—
Town Center Wellness, LLC	MD	—	—
Grassroots OpCo AR, LLC	AR	—	—
WCCC, LLC	IL	—	—
Compass Dispensary Holdings, LLC	IL	—	—
Greenhouse Group, LLC	IL	—	—
GR Vending MI, LLC	MI	—	—
GR Companies OK, LLC	OK	—	—
Remedy Compassion Center, Inc	ME	—	—
Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy)	ME	—	—

Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. In the U.S., 41 states have legalized the use of medical cannabis for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 19 states have legalized cannabis for adult-use. In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In Europe, only medical cannabis sales are allowed and product can be sold between jurisdictions.

A key aspect of the Company’s U.S. business plan is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its operations via expansion in three dimensions: acquiring licenses in limited-license markets, increasing presence in current markets, and increasing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, we may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out.

Limited-License Markets. The majority of the U.S. markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses, and/or entering into production and marketing relationships to further build its retail brand and expand its retail footprint, and intends to apply for new licenses as available and determined by each state.

Increasing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced management, strong capitalization and strong brand goodwill. In mass markets exhibiting a free market dynamic typical of other industries, such as California and Oregon, the Company intends to leverage its extensive experience to grow cannabis and/or process more efficiently and reliably, while taking advantage of wholesale and retail opportunities and establishing a strong brand.

The Company expects acquisition related costs, marketing and selling expenses, and capital expenditures to increase as it expands its presence in current markets and expands into new markets.

Operating Segments

The Company currently operates in two segments:

Cannabis Operations

The Company engages in the production and sale of cannabis via retail and wholesale channels. As of June 30, 2021, the Company operated 107 retail dispensaries in 18 states, 23 cultivation sites in 16 states and 30 processing sites in 22 states which sell cannabis through wholesale channels in the U.S. and in Europe, the Company operates 1 cultivation site in Portugal, 2 pharma grade cannabis processing and manufacturing facilities in Spain and the UK, 3 medical cannabis distribution licenses in UK, Germany and Switzerland and a medical cannabis pharmacy license (direct to patient) in the UK as well as pan-European CBD wellness and wholesale business with manufacturing centered in the UK. The Company also supplies medical cannabis wholesale to several jurisdictions, primarily Israel and Germany, from the cultivation and manufacturing facilities in Portugal and Spain.

Non-Cannabis Operations

The Company provides professional services including cultivation, processing, retail know-how, back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees under management service agreements as part of the U.S. operations. The Company provided services to two integrated cannabis licensees in Maine. The management fee income for services rendered to these licensees eliminates upon consolidation due to obtaining operational control and substantially all economic benefits of the entities holding the licenses as a result of changes in Maine state regulations. See “Recent Acquisitions” section below for further details regarding these licensees.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles.

In most of the Company's U.S. and Europe markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have grown over 266 strains of cannabis, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s U.S. state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.

•	Formulation and Quality Control: The Company's U.S. processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company's research and development activities focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Production and Sales

As of June 30, 2021, the Company has 24 U.S. cultivation facilities totaling approximately 1.4 million square feet. Current annual production capacity in these facilities is estimated close to 346,000 pounds of dry flower. As of June 30, 2021, the Company has 32 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative. See “Risk Factors – General Business Risks – COVID-19 Pandemic” section of the Company’s annual information form for the year ended December 31, 2020 for additional information.

The Company's primary method of sales in the U.S. currently occur in its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across the states of Arizona, Florida, Nevada and New York, in compliance with all state regulations. In Florida, our licensee also offers drive-thru service at two of its dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs from medical cannabis distribution in UK, Germany and Switzerland, a medical cannabis pharmacy (direct to patient) in the UK, supplying medical cannabis wholesale to several jurisdictions, primarily to Israel and Germany as well as selling CBD wholesale throughout Europe.

Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies, processes, and know-how include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and confidentiality agreements.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the U.S. cannabis industry. The Company has two federally registered patents with the United States Patent and Trademark Office (“USPTO”). Additionally, as of June 30, 2021, the Company has three registered trademarks and 44 trademarks that have been filed and are pending approval with the USPTO, and we are actively pursuing the filing of additional trademarks. The Company also has 50 trademarks filed in various international jurisdictions.

In addition to its patents and pending trademarks, Curaleaf owned, as of June 30, 2021, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

Competitive Conditions

The U.S. cannabis industry is highly competitive. We compete on quality, price, brand recognition, and distribution strength. Our cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. We compete with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well. The Company maintains an operational footprint of primarily limited-license states, with natural high barriers to entry and limited market participants. The majority of the markets in which our licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market states under the current regulatory framework.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. Due to the rapid growth of the cannabis industry in the U.S., we acknowledge that the Company will face competition from other companies. The Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates (and intends to operate). For additional details on the competition faced by the Company, refer to the “Risk Factors – European Operations – EMMAC will face competition from other participants in the European medical cannabis sector” section of the Company’s annual information form for the year ended December 31, 2020.

International Operations

In April 2021, the Company completed the acquisition of EMMAC (as defined below), the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the United Kingdom, Germany, Italy, Spain and Malta. See the “Recent Acquisitions” section of this MD&A for additional details.

Refer to the “Risk Factors – European Operations” section of the Company’s annual information form for the year ended December 31, 2020 for additional details regarding the risks associated with the Company’s international operations.

The States We Operate In, Their Legal Framework, and How It Affects Our Business

Arizona Operations

Arizona’s medical cannabis program was introduced in November 2010 when voters approved the Proposition 203 “Arizona Medical Marijuana Initiative” ballot measure that legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012. In November 2020, Arizona voters approved Proposition 207, legalizing adult-use cannabis in the state. Dispensaries began selling to customers 21 years of age and older in January 2021.

The Arizona Department of Health Services (“AZDHS”) has allocated 130 medical cannabis dispensary certificates. Each medical dispensary certificate permits the license holder to open one dispensary location, which can be approved for both medical and adult-use sales and gives the license holder the option to open one cultivation facility and/or one processing facility. Cultivation and processing sites can be located anywhere in the state and are not restricted based on where the license holder’s dispensary is located. Dispensaries are limited to their district for their first three years of operation. With the adoption of Proposition 207, both medical and adult-use licenses may be held by for-profit entities. Extracted oils, edibles, flower products, and wholesale transactions are permitted. Per Proposition 207, the AZDHS intends to issue an additional 26 dispensary certificates to entities that qualify under the Social Equity Ownership Program. The AZDHS will begin accepting applications for these additional 26 licenses within six months of adopting final rules for the Social Equity Ownership program, the timing of which is uncertain. Additionally, the AZDHS issued 10 dispensary certificates in rural counties that were home to one or no dispensaries in April 2021.

As of June 30, 2021, the Company operated eight dispensaries in Arizona, primarily located in the metro-Phoenix area. Through the acquisitions of GR Companies, Inc. (“Grassroots”), the Company acquired the rights to operate a ninth dispensary license, which is expected to become operational in the metro-Phoenix area in the third quarter of 2021. The Company also operates a 90,000 square foot indoor cultivation facility in Holbrook, Arizona, 40,000 square feet of which is already constructed for cultivation on a 68-acre plot of land. The Company is currently undergoing an expansion project to build out the entire 90,000 square feet of indoor cultivation in the Holbrook facility, which was completed in the second quarter of 2021. The Company also operates a separate 14,000 square foot indoor cultivation facility in the metro-Phoenix area. Through the acquisition of Cura Partners, Inc., the Company also owns the Select brand, a leading wholesale brand in Arizona, among other states.

Arkansas Operations

Arkansas’s medical cannabis program was introduced in November 2016 when 53% of voters approved Issue 6, the “Medical Marijuana Amendment,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in May 2019.

The Arkansas Department of Health (“AR DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The AR DOH has awarded 8 cultivation/processing licenses and 38 dispensary licenses. As of June 30, 2021, there were 33 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower. The Company manages one dispensary in Little Rock, Arkansas.

California Operations

California’s medical cannabis program was introduced in 1996 when voters passed the Proposition 215 ballot initiative, that allowed patients with a valid doctor’s recommendation to possess and cultivate cannabis for personal medical use. In October 2015, Governor Brown signed the Medical Cannabis Regulation and Safety Act into law, which provided a regulatory framework around the longstanding, though unregulated, medical cannabis industry. In November 2016, voters approved Proposition 64, the Adult Use of Marijuana Act, legalizing adult-use cannabis in the state for adults 21 years of age and older and created a licensing system for commercial cannabis business. On June 27, 2017, Governor Brown signed SB-94, which combines California’s medicinal and adult-use regulatory framework into one licensing structure under the Medicinal and Adult-Use of Cannabis Regulation and Safety Act (“MAUCRSA”), into law. Dispensaries began selling to customers 21 years of age and older in January 2018.

Pursuant to MAUCRSA, three state agencies are responsible for licensing and regulating each aspect of the industry: (i) the Bureau of Cannabis Control regulates retailers, distributors, testing labs, microbusinesses, and temporary cannabis events; (ii) the Manufactured Cannabis Safety Branch, a division of the California Department of Public Health, regulates manufacturers of cannabis-infused edibles for both medical and nonmedical use; and (iii) the California Department of Food and Agriculture regulates cultivators of medicinal and adult-use cannabis.

Permitted products include oil-based formulations, edibles, and flower. Wholesaling and home delivery are permitted.

As of June 30, 2021, the Company operated two processing facilities, one in Davis, CA, and one in Sacramento, CA, and one cultivation facility in the Salinas Valley.

Colorado Operations

Colorado’s medical cannabis program was introduced in November 2000 via voter approval of “Amendment 20”. Colorado became the first state in the nation to legalize adult-use cannabis when “Amendment 64” was passed in November 2012. The first adult-use dispensaries opened in January 2014.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

As of June 30, 2021, the Company operated one processing facility, located in Denver, CO, and is in process of acquiring the Los Sueños Farms and its related entities (“Los Sueños”) which will significantly expand the Company’s Colorado presence, vertically integrating in the state with three large scale outdoor cannabis cultivation facilities, a 36,000 square foot greenhouse, and two retail dispensaries serving medical as well as adult use customers.

Connecticut Operations

Connecticut’s medical cannabis program was introduced in May 2012 when the General Assembly passed legislation PA 12-55 “An Act Concerning the Palliative Use of Marijuana.” The first dispensaries sold medical cannabis to patients in September 2014.

The program is divided into two classes of licenses: producers and dispensaries. Producers cultivate and process medicinal cannabis and wholesale to dispensaries. Dispensaries sell cannabis directly to patients and must have a pharmacist on staff. The program is regulated by the Connecticut Department of Consumer Protection (“CTDCP”). As of June 30, 2021, the CTDCP issued 18 dispensary licenses and four producer licenses, all of which are operational.

Extracted oils, flower products, and edibles, with the exception of confectionaries, are permitted.

As of June 30, 2021, the Company operated four dispensaries across the state. Curaleaf also holds one of the four approved producer licenses in the state and operates out of a 60,000 square foot facility, which includes cultivation space, extraction, purification facilities, and a commercial kitchen for the production of edibles.

Florida Operations

Florida’s medical cannabis program was introduced in June 2014 when the Florida Legislature passed the Compassionate Medical Cannabis Act of 2014 (“CMCA”). The program was expanded in November 2016, when Florida voters approved the Amendment 2 “Expand Medical Marijuana” ballot measure. In June 2018, Governor Scott signed Senate Bill 8-A: “Medical Use of Marijuana,” which outlined how patients can qualify and receive medical cannabis under the state’s constitutional amendment.

A single MMTC license allows for the cultivation, processing, and dispensing of cannabis products. As of April 1, 2020, each MMTC is permitted to open an unlimited number of dispensaries across the state, so long as the MMTC receives the necessary local approvals. As of June 25, 2021, 22 approved MMTCs and 347 approved retail dispensing locations.

Permitted products include oil-based formulations, flower, and edibles. Each MMTC is required to cultivate and process all medical cannabis products they dispense. Wholesale transactions are permitted on a case by case basis to alleviate shortages. Home delivery is permitted.

The Company holds one of the original six vertically-integrated medical cannabis licenses issued in the state. In October 2016, Curaleaf’s Florida business became the third license holder to begin sales to patients. As of June 30, 2021, Curaleaf operated a 40,000 square foot indoor growing facility and a 130,000 square foot hoophouse facility in Homestead, a 194,000 square foot greenhouse growing facility, and a 50,000 square foot indoor growing facility in Mt. Dora, and 37 dispensaries, with plans to open additional dispensaries in 2021. In August 2020, the Company launched the first sales of the Select brand in Florida.

Illinois Operations

In 2013, the Illinois General Assembly passed the Compassionate Use of Medical Cannabis Pilot Program Act (410 ILCS 130), Public Act 98-0122 (the “Illinois Act”), which was signed into law by the Governor on August 1, 2013 and went into effect on January 1, 2014. The Illinois Act allows an individual who is diagnosed with a debilitating condition to register with the state to obtain cannabis for medical use. The program currently allows 60 Dispensing Organizations (each, a “DO”) and 22 cultivation centers state-wide; all separately registered in a non-vertically-integrated model. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower. Overall, the program is administered by the Illinois Department of Public Health, the Illinois Department of Financial and Professional Regulations (the “IDFPR”) is the regulatory agency overseeing the medical marijuana program for DOs, and the Illinois Department of Agriculture is the regulatory agency overseeing the medical marijuana program for cultivation centers.

In June 2019, Illinois governor signed legislation legalizing marijuana for recreational use. The Cannabis Regulation and Tax Act, legalizing and regulating marijuana for recreational use, went into effect on June 25, 2019, and recreational sales of marijuana began in the state on January 1, 2020. The adult use program allowed existing medical marijuana license holders to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical marijuana dispensaries (known as “co-located” or “same site” dispensaries) on January 1, 2020, and to have the privilege of opening a secondary adult use only retail site for every medical marijuana dispensary location the DO already had in its portfolio. All EAAUDO license holders were also required to commit to the state’s groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program. IDFPR was authorized to issue an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses in 2020 but, as of June 20, 2021, those licenses have yet to be issued and it is uncertain when they will be issued. The IDFPR is also authorized to issue an additional 110 AUDO licenses by December 21, 2021. No single person or entity can have direct or indirect financial interest in more than 5 adult use dispensary licenses.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Illinois, among other states. Through the acquisition, the Company owns a cultivation and processing facility in Illinois and, after receiving regulatory approval in April 2021, 5 dispensary licenses. As of June 30, 2021, all 10 dispensaries permitted under these licenses were in operation.

The Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (the “Illinois Assets”). Currently, three medical dispensaries and two adult use dispensaries operate under these licenses. On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois assets to Parallel Illinois, LLC(“Parallel”). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100,000 base price to be paid $60,000 in cash and $40,000 in Parallel stock, plus earnouts of up to an additional $55,000 payable through 2023. Pursuant to the merger agreement governing the acquisition of Grassroots, the proceeds (net of expenses and taxes) from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25,000 of net proceeds shall be retained by the Company; (ii) the next $25,000 of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50,000, and the other 50% shall be remitted to the Grassroots owners. The Company has received from Parallel a $10,000 deposit, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. Additionally, the Company has been marketing certain rights and interests in certain real estate assets associated with the acquisition of Grassroots.

Kentucky Operations

Kentucky’s hemp program was introduced in 2013 when the Kentucky state legislature passed Senate Bill 50, “An Act Relating to Industrial Hemp” and the program is regulated by the Kentucky Department of Agriculture. The market is divided into two main classes of licenses: growers, and processor/handlers. As of June 30, 2021, there were 970 licensed growers, and 178 licensed processor/handlers.

Curaleaf holds a hemp processor/handler license in Kentucky and leases a 74,000 square foot facility in Lexington. This industrial scale manufacturing facility distributes hemp-derived products, mainly cannabinoids such as CBD and CBG, at wholesale quantities to certain Curaleaf licensed medical cannabis facilities in other states, as permitted by applicable federal and state regulations. In addition, this facility serves as a centralized hub for key equipment and supplies to support Curaleaf’s national operations. During the early onset of the Covid-19 pandemic, the facility also produced and distributed hand sanitizer to Curaleaf facilities across the U.S.

Maine Operations

Maine’s medical cannabis program was introduced in November 1999 when voters approved Question 2, the “Maine Medical Marijuana for Specific Illnesses Initiative.” This program permitted qualified patients, or their designated caregiver, to grow and consume cannabis, but did not create a licensing structure whereby entities could apply to cultivate, process, and/or dispense cannabis.

In November 2009, Maine voters expanded the medical program by passing Question 5, the “Maine Medical Marijuana Initiative,” which established a licensing structure in which eight vertically-integrated, not-for-profit dispensaries could sell cannabis directly to registered patients. The first dispensary opened to patients in October 2010. The requirement that dispensaries be not-for-profit was removed and the ability for registered caregivers to open medical dispensary storefronts was approved by the legislature in July 2018.

Medical dispensaries are vertically-integrated and cultivate, process, and dispense products to patients from a maximum of one dispensary per license. Wholesaling is only permitted in emergency situations. Extracted oils, edibles, and flower products are permitted. As of June 30, 2021, there were six vertically-integrated medical dispensaries in Maine, and an undetermined number of caregiver storefronts.

In November 2016, Maine voters approved Question 1, the “Maine Marijuana Legalization Measure,” which legalized adult-use cannabis sales in the state. In May 2018, the Maine legislature approved a bill to formally approve the cannabis legalization legislation and lay the groundwork for the adult-use market, including the establishment of separate classes of adult-use licenses (dispensaries, cultivators, processors) with no caps in place on the number of licenses that can be issued. In April 2019, the Department of Administrative and Financial Services, which oversees both the medical and adult-use programs, finalized the rules and regulations for the adult-use program, which were signed by the Governor in June 2019. The first adult-use sales were made to customers in October 2020.

As of June 30, 2021, the Company managed two of the six integrated medical cannabis licensees in the state: Maine Organic Therapy (“MEOT”) and Remedy Compassion Center (“RCC”). MEOT operates a more than 9,000 square foot indoor grow facility and a dispensary. RCC operates a small grow facility and a dispensary and obtains most of its product wholesale via MEOT. In July 2020, the Company launched the first sales of the Select brand in Maine. In February 2021, the Company opened a Curaleaf-branded dispensary in Bangor, ME, pursuant to a management service agreement with an affiliated entity. The Company plans to open additional branded adult-use locations in Maine and has received local approval for two adult-use dispensaries while the state adult-use licenses are pending regulatory approval.

Maryland Operations

Maryland’s medical cannabis program was introduced in May 2013 when then Governor O’Malley signed House Bill 1101 into law. The Maryland Medical Cannabis Commission (“MMCC”) issued preliminary licenses to 102 dispensaries, 15 cultivators, and 15 processors in 2016; these license limits were expanded to 22 cultivators, and 28 processors in April 2018. The first dispensaries opened to patients in December 2018. As of June 30, 2021, there were approximately 102 operational dispensaries, 17 operational cultivators, and 18 operational processors.

The market is divided into three classes of licenses: dispensaries, cultivators, and processors. Wholesaling is permitted. Dispensary locations are tied to the Senate District in which they were awarded, with the exception of dispensary licenses that were awarded to applicants who also were awarded a cultivation license – these dispensaries can be located at the discretion of the license holder. One company may hold up to one cultivation license, one processing license, and up to four dispensary licenses. Permitted products include oil-based formulations and flower.

Curaleaf received one of 102 preliminary medical cannabis dispensary licenses in December 2016. The Company launched its dispensary in the first quarter of 2018, shortly after the market launched in December 2017. The Company also acquired a company holding a cannabis processing license, Curaleaf Maryland, Inc., which began operations in the first quarter of 2018.

In January 2019, the Company completed a convertible debt financing with the owners of a cultivation facility, a processing facility, and two dispensaries (the “HMS/MI Businesses”). Concurrently with completion of the convertible debt financing, the Company entered into supply, offtake, branding, and services agreements with the HMS/MI Businesses. As described below, the Company reached an agreement in November 2020 to sell the HMS Assets to a third party; this transaction closed on May 1, 2021.

In January 2019, the Company entered into an option purchase agreement to sell, , subject to regulatory approval, all of Town Center Wellness, LLC, which operates the Elevate Takoma dispensary located in Takoma Park, Maryland, which was subsequently rebranded as Curaleaf Takoma. In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC to PharmaCann LLC for total consideration of $2,000, all payable in cash upon closing. The transaction closed upon receipt of regulatory approval by the Maryland Medical Cannabis Commission on May 1, 2021. This sale, along with the HMS Assets sale described below, enabled the Company to finalize the acquisition of the Maryland dispensary, cultivation, and processing assets previously owned by Grassroots, which were previously restricted by the legal limits on license ownership in the state of Maryland.

In May 2019, Maryland passed legislation allowing for the sale of edibles in the market, and the Company has constructed a processing and manufacturing facility at Curaleaf’s Frederick facility in anticipation of the implementation of these rules.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) in Maryland to TerrAscend Corp. for total consideration of $27,500. The HMS Assets sale includes the divestiture of operations of a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The transaction closed May 4, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration of $24,899 includes $22,399 payable in cash upon closing as well as a $2,500 interest bearing note due and payable to the Company in April 2022.

Furthermore, the Company had been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest Curaleaf from these assets to ensure compliance with Maryland regulations. The Company signed definitive agreements to sell 100% of Curaleaf Maryland, Inc. in October 2020. In November 2020, the Company announced the closing of its divestiture of the assets of Curaleaf Maryland, Inc. for a total consideration of $3,613.

Massachusetts Operations

Massachusetts’ medical cannabis program was established by “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” and the first dispensary opened in June 2015.

In November 2016, Massachusetts voters legalized adult-use cannabis by passing Ballot Question 4 “Legalize Marijuana” and the legislation was signed in July 2017. In March 2018, the Cannabis Control Commission (the “CCC”), now the regulatory body of both the medical and adult-use programs, was set up to regulate the adult-use market and approve the rules governing the industry. The first adult-use sale occurred in November 2018.

Each medical licensee must be vertically-integrated and may have up to three medical dispensaries. For adult-use, there are three separate classes of licenses—cultivation, processing, and dispensary—and vertical integration is permitted but not required. One company may own up to three adult-use dispensaries, up to three adult-use cultivation licenses, and up to three adult-use processing licenses. As of June 30, 2021, there were approximately 147 adult-use dispensaries permitted to open across the state.

In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted. Wholesaling is also permitted.

The Company holds an integrated medical cannabis license and operates a 91,000 square foot indoor grow and processing facility in Webster, MA, a 45,000 square foot indoor grow and processing facility in Amesbury, MA, and 4 dispensaries; one licensed for medical and adult-use sales in Oxford, one licensed for medical sales in Hanover, one licensed for adult-use sales in Provincetown, and one licensed for adult-use sales in Ware.

Michigan Operations

Michigan’s medical cannabis program was introduced in November 2008, via approval of the “Michigan Compassionate Care Initiative.” In November 2018, the “Michigan Regulation and Taxation of Marijuana Act,” legalized adult-use cannabis in the state. The first adult-use dispensaries opened in December 2019.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

As of June 30, 2021, the Company operated 4 dispensaries across Michigan.

Missouri Operations

Missouri’s medical cannabis program was introduced in November 2018 when Amendment 2, the “Medical Marijuana and Veteran Healthcare Services Initiative,” which legalized medical cannabis for patients with certain qualifying conditions, was approved. The first dispensary opened in October 2020.

The Missouri Department of Health and Senior Services (“MO DHSS”) is the regulatory agency that oversees the program. The market is divided into three main classes of licenses: cultivation, processing, and dispensary. The MO DHSS has awarded 60 cultivation, 86 processing, and 192 dispensary licenses. As of June 30, 2021, there were approximately 126 dispensaries approved to operate. A large variety of medical cannabis products are allowed in the state, including smokable cannabis flower.

The Company has reached a preliminary agreement with the holder of an Infused Product Manufacturing license to operate a roughly 6,700 square foot processing and manufacturing facility located in the Kansas City, Missouri region. This facility will supply the Missouri market with products under the Select brand.  The licensee is scheduled to commence operations in August 2021.

Nevada Operations

Nevada’s medical cannabis program was introduced in June 2013 when the legislature passed SB374, legalizing the medicinal use of cannabis for certified patients. The first dispensaries opened to patients in August 2015. In November 2016, Nevada voters approved Question 2, legalizing adult-use cannabis in the state. Adult-use sales launched on July 1, 2018.

The market is divided into five classes of licenses: dispensaries, cultivators, distribution, product manufacturing, and testing. Licenses are tied to the locality in which they were awarded. As of June 30, 2021, there were approximately 83 operational dispensaries, 152 operational cultivators, and 108 operational processors. Extracted oils, edibles, and flower products are permitted. Wholesaling is permitted. In 2018, the Company agreed to acquire a 10,000 square foot licensed indoor cannabis cultivation facility and a licensed dispensary, both operating in Las Vegas, NV. Both businesses are licensed for both medical and adult-use sales and the transaction was granted final approval in July 2021. The Company also operates an additional Las Vegas dispensary, a dispensary in Ely, NV, and a 50,000 square foot cultivation facility in Amargosa Valley, NV.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Nevada, among other states. The closing of the Grassroots transaction provides the Company with the rights to acquire seven additional cannabis dispensary licenses in Nevada. The Company has not realized these rights at this time.

New Jersey Operations

New Jersey’s medical cannabis program was introduced in January 2010 when then Governor Corzine signed the New Jersey Compassionate Use Medical Marijuana Act (“NJCUMMA”) into law. The NJCUMMA legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012.

The medical program is regulated by the New Jersey Department of Health (“NJDOH”), who has issued licenses to 12 Alternative Treatment Centers (“ATCs”). Each ATC is vertically integrated and permitted to open up to three dispensaries each. As of June 30, 2021, there were 10 operational ATCs dispensing medical cannabis to patients from a total of 20 dispensaries. In 2019, the NJDOH accepted applications for an additional 4 vertically integrated licenses, as well as 5 cultivation licenses and 15 dispensary licenses. These licenses are expected to be issued in 2021.

Extracted oils and flower products are permitted. Governor Murphy’s Executive Order 6 Report, issued in March 2018, recommended adding edibles as a permitted product, with rulemaking for edibles the responsibility of the state legislature. As of July 1, 2021, the legislature has yet to develop rules for edibles, and a timeline for edibles rulemaking is yet to be determined. Wholesaling is permitted with approval from the NJDOH.

In November 2020, New Jersey voters approved Public Question 1 “Marijuana Legalization Amendment,” legalizing the cultivation, processing, and sale of adult-use marijuana in the state. The Cannabis Regulatory Commission will be responsible for regulating the cultivation, processing and sale of adult-use marijuana. In February 2021, the New Jersey Legislature passed, and the Governor signed, an adult-use implementation bill which lays the groundwork for adult-use sales. Governing rule and regulations are expected to follow.

The Company holds one of the original six ATC medical licenses in New Jersey and operates a vertically-integrated campus in Bellmawr, NJ, comprised of 42,150 square feet of cultivation space and an adjacent 12,000 foot facility, of which 4,000 square feet is utilized for dispensary operations, with the remainder used for ancillary operations such as packaging and storage. The Company also operates a 103,000 square foot cultivation facility in the township of Winslow, NJ. The Company plans to open one more dispensary location in the state.

New York Operations

New York’s medical cannabis program was introduced in July 2014 when Governor Cuomo signed the Compassionate Care Act, which legalized cannabis oils for patients with certain qualifying conditions. The first sales were made to patients in January 2016.

The New York State Department of Health (“NYSDOH”) regulates the program. The NYSDOH issued licenses to 10 companies, called Registered Organizations (“RO”). A single RO license allows for the cultivation, processing, and dispensing of medical cannabis products. Each RO is permitted to open four dispensaries in NYSDOH designated regions throughout the state and one cultivation/processing facility. The adult-use legalization bill, The Marijuana Revenue and Taxation Act (“MRTA”), signed in March of 2021 enables each RO to add adult use cultivation and processing to their existing facilities and also add dispensing of adult-use products from up to three of its existing medical dispensaries. Each RO will still be required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state.

Permitted products include oil-based formulations (vaporizer cartridges, tinctures, capsules), and ground-flower sold in tamper-proof vessels. Home delivery is also permitted. Under MRTA, the sale of whole flower for adult use will be permitted.

The Company was awarded a vertically-integrated RO license in May 2018 with the right to open 4 dispensaries. The Company is only one of 10 license holders in the state. Curaleaf currently operates 4 dispensaries located in Newburgh, Plattsburgh, Queens, and Nassau County, as well as a 72,000 square foot cultivation and manufacturing facility in Ravena, New York.

North Dakota Operations

North Dakota’s medical cannabis program was introduced in November 2016 via approval of Measure 5, “Medical Marijuana,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in March 2019.

The North Dakota Department of Health (“ND DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The ND DOH has awarded 2 cultivation/processing licenses and 8 dispensary licenses. As of June 30, 2021, all 8 dispensaries were operational. A large variety of medical cannabis products are allowed in the state, including smokable flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in North Dakota, among other states, with four operational dispensaries and one cultivation and processing facility in North Dakota. The cultivation and processing facility, located in Fargo, is 33,000 square feet and is also operational.

Ohio Operations

Ohio’s medical cannabis program was introduced in June 2016 when House Bill 523 was signed into law. The first dispensaries opened in January 2019.

The Ohio Department of Commerce is responsible for regulating cultivators and processors. The Ohio State Board of Pharmacy is responsible for regulating dispensaries and the patient and caregiver registry. The Ohio State Medical Board is responsible for certifying physicians and reviewing petitions to add qualifying medical conditions.

The market is divided into four main classes of licenses: dispensary, processing, “Level I” cultivation, which permits up to 25,000 square feet of canopy, and “Level II” cultivation, which permits up to 3,000 square feet of canopy. One company is permitted to own up to one cultivator, one processor, and up to five dispensaries. As of June 30, 2021, the state has issued 57 dispensary licenses, 50 processing licenses, 20 Level I cultivation licenses, and 14 Level II cultivation licenses.

Extracted oils, edibles, and non-combustible flower products are permitted.

In May 2019, the Company entered into an agreement granting it an option to acquire Ohio Grow Therapies (“OGT”), a holder of one of the 20 Level 1 cultivation licenses and a processing license. OGT completed construction of a 32,000 square foot production facility in Johnstown, Ohio, and received its final licenses on July 1, 2020. The transfer of the OGT licenses and operations to the Company received regulatory approval in July 2021.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Ohio, among other states, with rights to acquire one cultivation facility, one processing facility and two dispensaries in Ohio. The Company owned and operated the dispensaries upon receipt of regulatory approval in July 2021. Due to license ownership limitations in Ohio, the Company will not exercise its rights to acquire the Ohio cultivation and processing facility, but will receive a portion of the proceeds from their sale by the current owners.

In April 2021, the current owners of these assets and the Company signed definitive agreements with Jushi OH, LLC pursuant to which the owners agreed to sell these assets to Jushi OH and the Company agreed to assign certain debt of the Ohio Assets to Jushi OH. Upon closing of the transaction, which is subject to regulatory approval by the Ohio Department of Commerce, the Company will receive $5,000 in proceeds from the transaction.

Oklahoma Operations

Oklahoma’s medical cannabis program was introduced in June 2018 upon approval of Oklahoma State Question 788, the “Medical Marijuana Legalization Initiative.” The first medical dispensaries opened in October 2018.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Oklahoma, among other states. As of December 31, 2020, a Grassroots affiliated entity no longer operated any dispensaries in Oklahoma due to the saturation of the Oklahoma dispensary market, where over 2,000 dispensary licenses have been issued. However, the Company still maintains a presence in the state with Select products being sold through wholesale channels.

Oregon Operations

Oregon’s medical cannabis program was introduced in November 1998 when voters approved Measure 67, the Oregon Medical Marijuana Act.

In November 2014, voters approved Measure 91, the “Oregon Legalized Marijuana Initiative”, which legalized adult-use cannabis in the state. In October 2015, the first adult-use dispensaries opened.

The market is divided into six classes of licenses: dispensaries, cultivators, wholesalers, processors, laboratories, and research. The Oregon Liquor Control Commission regulates the adult-use program, while the Oregon Health Authority regulates the medical program. Extracted oils, edibles, and flower products are permitted. Wholesaling and delivery are also permitted.

The Company operates one dispensary, one cultivation facility, and two processing facilities in Oregon. The dispensary, located in Portland, OR, opened in 2018. The cultivation center, located in The Dalles, OR, consists of a 20,000 square foot outdoor grow and an adjacent 17,000 square foot indoor growing facility.

Pennsylvania Operations

Pennsylvania’s medical cannabis program was introduced in April 2016 when Governor Wolf signed into law SB 3 “Medical Marijuana Act”, which legalized medical cannabis oils for patients with certain qualifying conditions. The law also called for a class of licenses, called “Clinical Registrant” licenses, whereby accredited medical institutions in the state can partner with medical cannabis companies to conduct research. In February 2018, the first dispensaries opened to patients.

The Pennsylvania Department of Health (“PADOH”) regulates the program. There are two primary classes of licenses: licenses to grow/process cannabis products, and licenses to dispense cannabis products to patients. Grower/processors wholesale products to dispensaries. Each dispensary license permits the licensee to open up to three dispensaries in the region in which the license was awarded. A Clinical Registrant license is vertically integrated, permitting one grow/processing facility and up to six dispensaries. As of June 30, 2021, the PADOH has issued 50 dispensary licenses, 25 grow/processing licenses, and 8 Clinical Registrant licenses.

Oil-based formulations and flower are permitted, while edibles are currently prohibited.

The Company, through its Pennsylvania subsidiary, has partnered with an accredited medical school and, in February 2020, the Company’s Pennsylvania subsidiary was approved as a Clinical Registrant in Pennsylvania by the PADOH, Office of Medical Marijuana. Under this designation, the Company’s Pennsylvania subsidiary is entitled to open a cultivation and processing facility and up to six dispensaries, under the Commonwealth's medical marijuana research program. Pennsylvania’s medical cannabis program created this class of license to promote cooperation between industry and academia in the research of medical benefits of cannabis. In February 2021, the Company’s subsidiary opened its first dispensary under the Clinical Registrant license, located in Harrisburg, PA, and opened a 42,000 square foot cultivation and processing facility in King of Prussia, PA, as part of the Clinical Registrant license. In April 2021, the Company’s subsidiary opened its second dispensary under the Clinical Registrant license, located in Philadelphia, PA.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Pennsylvania, among other states. Grassroots’ subsidiaries hold cultivation, processing and three dispensary licenses, and also held the right to acquire a fourth dispensary license, which was exercised in May 2021. Each dispensary license entitles the license holder to operate up to three dispensaries. The Pennsylvania subsidiaries, as of June 30, 2021, operate a 75,000 square foot cultivation and processing facility and 12 dispensaries.

Utah Operations

Utah’s medical cannabis program was introduced in November 2018, via approval of “Proposition 2, Medical Marijuana Initiative.” In December 2018, the state legislature passed a bill that legalized medical cannabis, and implemented several changes to the Proposition 2 ballot measure, including removing home cultivation rights for patients and adding a requirement that dispensaries employ pharmacists.

The market is divided into three main classes of licenses: cultivation, processing, and retail. In July 2019, the Utah Department of Agriculture and Food (“UDAF”) awarded eight cultivation licenses. In January 2020, the Utah Department of Health awarded 14 retail licenses. The UDAF issues processing licenses on a rolling basis, with processing licenses awarded to 13 companies as of June 30, 2021. All medical cannabis form factors are permitted, as is wholesaling. The market began sales in March 2020.

In January 2020, the Company was awarded a medical cannabis retail license from the Utah Department of Health. The Company opened its dispensary in Lehi, Utah in August 2020. In January 2020, the Company announced that it received preliminary approval for a processing license by the UDAF and completed building the processing facility in 2020. In February 2021, the Company launched the first sales of the Select brand in Utah.

Vermont Operations

Vermont’s medical cannabis program was introduced in May 2004 when Senate Bill 76 was approved by the Vermont House and Senate. This legislation permitted state-qualified patients to grow and possess marijuana for medicinal purposes. Senate Bill 7 was approved by the Vermont House and Senate in June 2007 and expanded the list of qualifying conditions and increased the number of plants that patients may legally cultivate, among other things. In June 2011, the Vermont legislate passed Senate Bill 17, the “Vermont Marijuana for Symptom Relief Act,” which, among other things, authorized a state-regulated system for medical cannabis sales through licensed dispensaries. The first sales were made to patients in 2012.

The Vermont Department of Public Safety is the regulatory agency that oversees the medical program. The market consists of five vertically-integrated licenses. Each license permits the owner to operate a grow/processing facility and up to two dispensaries. As of June 30, 2021, there were seven operational dispensaries. A large variety of medical cannabis products are allowed in the state, including smokable cannabis flower.

In January 2018, Vermont became the first state to legalize cannabis via the legislature when Governor Scott signed H. 511, which legalized possession of up to one ounce of cannabis, among other things, though did not create a state-regulated system for adult-use sales. In October 2020, Governor Scott announced that he would allow legislation to regulate and tax cannabis sales to become law without his signature, with adult-use sales expected to begin in late 2022.

In July 2020, the Company acquired Grassroots, which operates two dispensaries and one cultivation and processing facility in Vermont.

Components of Our Results of Operations

U.S. Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail and wholesale revenue in states in which it is licensed to cultivate, process, distribute, and sell cannabis. The Company sells directly to customers at its retail stores and sells wholesale to other dispensaries or processors not owned by the Company. For the three and six months ended June 30, 2021 , our wholesale revenue represented approximately 29% and 28% of total retail and wholesale revenue, respectively.

Management Fee Income

Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing, retail know-how, back office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include, but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facility costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41 – Agriculture, biological assets are recorded at fair value, less costs to sell, at the time of harvest, which are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold. During the three and six months ended June 30, 2021 and 2020, the Company did not operate at full capacity and the Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market.

Sales and marketing expenses consist of selling costs to support the Company’s retail stores, including branding and marketing expenses and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to increase as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense)

Interest income

The Company has notes receivable with various parties that earn interest income at rates ranging from 2% to 13%.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note and credit facility agreements as well as amortization of debt discounts.

Other income (expense)

Other income consists of gains related to the non-substantial modification of debt discount and investments for contingent considerations deemed no longer payable, offset by the gains and losses on the disposal of assets and liabilities and impairment on an intangible asset.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable.

As the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations.  Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues.  In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

European Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail cannabis revenues in the UK, where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. In Israel, all product is supplied to a wholesaler who imports the Company’s flower into Israel. Non cannabis revenues are all derived from wholesale operations in Spain, UK, Switzerland, and Germany.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include, but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facility costs associated with cultivation.

Change in Fair Value of Biological Assets

Biological assets are considered plants that are actively growing. In accordance with IAS 41 – Agriculture, biological assets are recorded at fair value, less costs to sell, at the time of harvest, which are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold. During the three and six months ended June 30, 2021, and 2020, the Company did not operate at full capacity and the Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Salaries and benefits include non-cost-of-goods sold labor for each European market and corporate labor expenses.

Sales and marketing expenses consist of marketing expenses to support patient and doctor awareness of Curaleaf International medical cannabis products and are focused on the UK and Germany, our two key markets. The Company expects selling costs to increase as more markets come on stream and patient numbers increase in existing markets.

Professional fees consist of accounting, legal, and acquisition related expenses. The Company expects these fees to increase as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees, and new business development expenses.

Other Income (Expense)

Other income (expense)

Other income (expense) primarily consists of gains and losses incurred in the MTM revaluation of marketable securities held by the Company. In Q2 2021, the Company incurred a loss of $1,100 in relation to the revaluation of these securities.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its affiliates from the date that control commences. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

The following table sets forth selected financial information for the periods indicated that was derived from the Company’s condensed interim consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS. The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three months ended
	June 30,	March 31,	June 30,
	2021	2021	2020
Revenue	$312,205	$260,320	$117,480
Cost of goods sold	156,967	131,853	56,844
Gross profit before impact of biological assets	155,238	128,467	60,636
Net change in fair value of biological assets	29,257	12,347	20,591
Gross profit	184,495	140,814	81,227
Operating expenses	132,609	107,109	59,536
Other income (expense), net	(19,026)	(20,208)	(9,993)
Net loss	(9,764)	(17,211)	(1,836)
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.01)	$(0.03)	$(0.00)

	June 30,	December 31,	June 30,
	2021	2020	2020
Total assets	$3,154,693	$2,386,591	$1,332,578
Long-term debt	336,452	285,001	273,559
Long-term lease liabilities	293,190	270,495	81,868

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020 AND THE THREE MONTHS ENDED DECEMBER 31, 2020

The following table summarizes our results of operations for the three months ended June 30, 2021 and 2020 and the three months ended December 31, 2020:

	Three months ended
	Q2 '21	Q1 '21	Q2 '21 vs	Q2 '21 vs	Q2 '20	Q2 '21 vs	Q2 '21 vs
	June 30,	March 31,	Q1 '21	Q1 '21	June 30,	Q2 '20	Q2 '20
	2021	2021	$ Change	% Change	2020	$ Change	% Change
Revenues:
Retail revenue	$222,147	$187,677	$34,470	18%	$66,275	$155,872	235%
Wholesale revenue	89,347	72,206	17,141	24%	33,304	56,043	168%
Management fee income	711	437	274	63%	17,901	(17,190)	(96)%
Total revenues	312,205	260,320	51,885	20%	117,480	194,725	166%
Cost of goods sold	156,967	131,853	25,114	19%	56,844	100,123	176%
Gross profit before impact of biological assets	155,238	128,467	26,771	21%	60,636	94,602	156%
Realized fair value amounts included in inventory sold	(81,803)	(68,914)	(12,889)	19%	(22,423)	(59,380)	265%
Unrealized fair value gain on growth of biological assets	111,060	81,261	29,799	37%	43,014	68,046	158%
Gross profit	184,495	140,814	43,681	31%	81,227	103,268	127%
Operating expenses	132,609	107,109	25,500	24%	59,536	73,073	123%
Income from operations	51,886	33,705	18,181	54%	21,691	30,195	139%
Other expense, net	(19,026)	(20,208)	1,182	(6)%	(9,993)	(9,033)	90%
Income (Loss) before provision for income taxes	32,860	13,497	19,363	143%	11,698	21,162	(181)%
Income tax expense	(42,624)	(30,708)	(11,916)	39%	(13,534)	(29,090)	215%
Net loss	(9,764)	(17,211)	7,447	(43)%	(1,836)	(7,928)	432%
Less: Net income (loss) attributable to redeemable non-controlling interest	(2,524)	—	(2,524)	100%	193	(2,717)	(1,408)%
Net loss attributable to Curaleaf, Holdings Inc.	$(7,240)	$(17,211)	$9,971	58%	$(2,029)	$(5,211)	(257)%

	Three months ended
	Q2 '21	Q1 '21	Q2 '20
	June 30,	March 31,	June 30,
	2021	2021	2020
Retail revenue	$222,147	$187,677	$66,275
Wholesale revenue	89,347	72,206	33,304
Management fee income	711	437	17,901
Total revenues	312,205	260,320	117,480
Cost of goods sold	156,967	131,853	56,844
Gross profit before impact of biological assets	155,238	128,467	60,636
Realized fair value amounts included in inventory sold	(81,803)	(68,914)	(22,423)
Unrealized fair value gain on growth of biological assets	111,060	81,261	43,014
Gross profit	$184,495	$140,814	$81,227
Gross margin	59%	54%	69%
Gross profit before impact of management fee income and biological assets	$154,527	$128,030	$42,735
Gross margin before impact of management fee income and biological assets	50%	49%	43%
Gross profit before impact of management fee income and after net gain on biological assets	$183,784	$140,377	$63,326
Gross margin before impact of management fee income and after net gain on biological assets	59%	54%	64%

Comparison of the three months ended June 30, 2021 and June 30, 2020

Revenue

Retail and wholesale revenue for the three months ended June 30, 2021 was $311,494, an increase of $211,915 or 213% compared to $99,579 for the three months ended June 30, 2020. The increase in retail and wholesale revenue was primarily due to organic growth and new store openings in in Florida, Massachusetts, Arizona, and New York, as well as the impact of the Grassroots, Curaleaf NJ, Maine Organic Therapy, and EMMAC acquisitions. See the “General Development of the Business – Three year History” section of the Company’s annual information form for the year ended December 31, 2020 for additional details on these transactions. During the quarter ended June 30, 2021 there were no significant seasonality impacts on retail and wholesale revenue.

The decrease in management fee income of $17,190 is primarily due to the acquisition of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020 and Alternative Therapies Group (“ATG”) in November 2020, for which the Company previously provided management services.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended June 30, 2021 increased $100,123 or 176% compared to the three months ended June 30, 2020. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the three months endedJune 30, 2021 as described above.

Biological asset transformation for the three months ended June 30, 2021 increased $8,666 or 42% compared to $20,591 the three months ended June 30, 2021. The change was primarily due to expanded cultivation capacity in New York, Connecticut, and Massachusetts, and the corresponding increase in the unrealized fair value gain on the growth of biological assets offset by the amounts realized and included in cost of goods sold.

Gross Profit

Gross profit for the three months ended June 30, 2021 was $184,495, or 59%, compared to $81,227, or 69%, for the three months ended June 30, 2020.

Gross profit before management fee income and biological asset adjustments for the three months ended June 30, 2021 was $154,527 compared to $42,735 for the three months ended June 30, 2020. Gross margin for the three months ended June 30, 2021 was 50% compared to 43% for the three months ended June 30, 2020. The increase was primarily due to the increased revenue as mentioned above and increased efficiencies in the Company’s cultivation and manufacturing processes.

Gross profit before management fee income and after net gains on biological assets for the three months ended June 30, 2021 was $183,784 or 59%, compared to $63,326, or 64%, for the three months ended June 30, 2020. The dollar increase in gross profit was primarily due to increased cultivation capacity in New York, Connecticut, and Massachusetts, while gross margin percentage declined due to the relative impact of net gain on biological assets.

Operating Expenses

	Three months ended			Q2 '21 vs	Q2 '21 vs
	June 30,	March 31,	June 30,	Q1 '21 vs	Q2 '20
	2021	2021	2020	$ Change	$ Change
Salaries and benefits	$47,265	$41,067	$22,131	$6,198	$25,134
Sales and marketing	10,140	10,489	5,010	(349)	5,130
Rent and occupancy	6,897	6,905	1,338	(8)	5,559
Travel	1,846	781	930	1,065	916
Professional fees	7,824	6,693	4,862	1,131	2,962
Office supplies and services	7,119	7,337	3,802	(218)	3,317
Other	6,868	6,818	2,393	50	4,475
Total selling, general, and administrative	87,959	80,090	40,466	7,869	47,493
Depreciation and amortization	26,280	22,112	14,237	4,168	12,043
Share-based compensation	18,370	4,907	4,833	13,463	13,537
Total operating expenses	$132,609	$107,109	$59,536	$25,500	$73,073

Total operating expenses represented 42% and 51% of total revenue for the three months ended June 30, 2021 and 2020, respectively. Total operating expenses for the three months ended June 30, 2021 were $132,609, an increase of $73,073 or 123%, compared to $59,536 for the three months ended June 30, 2020. The dollar increase in operating expenses was primarily attributable to an increase in salaries and benefits and rent, as well as sales and marketing expenses as the Company expanded the number of retail dispensaries from 57 at June 30, 2020 to 107 at June 30, 2021, which increased the level of support staff necessary to run the expanded operations. Every category of expense increased in whole dollars due to the large growth in operations over the comparison period, including acquisitions as discussed in the “Recent Acquisitions” section of this MD&A and the “General Development of the Business” section of the Company’s annual information form for the year ended December 31, 2020

Other Expense

	Three Months Ended			Q2 '21 vs	Q1 '21 vs
	June 30,	March 31,	June 30,	Q1 '21	Q1 '20
	2021	2021	2020	$ Change	$ Change
Interest income	$278	$88	$3,573	$190	$(3,295)
Interest expense	(12,269)	(12,151)	(11,357)	(118)	(912)
Interest expense related to lease liabilities	(9,339)	(8,560)	(2,132)	(779)	(7,207)
Other income (expense)	2,304	415	(77)	1,889	2,381
Total other expense, net	$(19,026)	$(20,208)	$(9,993)	$1,182	$(9,033)

Total other expense for the three months ended June 30, 2021 was $19,026 compared to $9,993 for the three months ended June 30, 2020. The increase was primarily due to additional interest expense related to the $300,000 Senior Secured Term Loan Facility executed by the Company in January 2020, the $10,000 Promissory Note executed by the Company in October 2020, and the $50,000 Credit Facility entered into by the Company in January 2021. See the Company’s annual information form for the year ended December 31, 2020 for additional details.

Interest income for the three months ended June 30, 2021 and 2020 was $278 and $3,573, respectively. The decrease of $3,295 was primarily due to the conversion of the notes receivable related to Curaleaf NJ as part of the acquisition consideration.

Interest expense for the three months ended June 30, 2021 and 2020 was $12,269 and $11,357 respectively. The increase of $912 was primarily due to the debt as described above.

Interest expense related to lease liabilities for the three months ended June 30, 2021 and 2020 was $9,339 and $2,132, respectively. The increase relates to additional leases in 2021 in addition to inclusions from the previously mentioned acquisitions.

Provision for Income Taxes

The Company recorded total income tax expense of $42,624 for the three months ended June 30, 2021 compared to $13,534 for the three months ended June 30, 2020. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to the restrictions of Section 280E.

Net Loss

Net loss for the three months ended June 30, 2021 was $9,764 compared to a net loss of $1,836 for the three months ended June 30, 2020; representing an increase of $7,928, or 432%. The increase was primarily driven by changes to operating expenses and taxes as described above.

Comparison of the three months ended June 30, 2021 and March 31, 2021

Revenue

Retail and wholesale revenue for the three months ended June 30, 2021 was $311,494, an increase of $51,611 or 20% compared to $259,883 for the three months ended March 31, 2021. The increase in retail and wholesale revenue was primarily due to organic growth in dispensaries as well as the addition of EMMAC and the consolidation of the Maryland entities as previously described.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended June 30, 2021 was $156,967, an increase of $25,114 or 19% compared to cost of goods sold for the three months ended March 31, 2021. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended June 30, 2021.

Biological asset transformation for the three months ended June 30, 2021 was $29,257 compared to $12,347 for the three months ended March 31, 2021. This was primarily due to the acquisition of two new cultivation facilities, startup of two new Curaleaf cultivation facilities, and the additions to hoop-house cultivation in Florida.

Gross Profit

Gross profit for the three months ended June 30, 2021 was $184,495, a gross margin of 59%, compared to $140,814, or a gross margin of 54%.

Gross profit before management fee income and biological asset adjustments for the three months ended June 30, 2021 was $154,527 compared to $128,030 for the three months ended March 31, 2021. Gross margin for the three months ended June 30, 2021 was 50% compared to 49% for the three months ended March 31, 2021. The gross profit increase was primarily due to the changes in revenue mentioned previously.

Gross profit before management fee income and after net gains on biological assets for the three months ended June 30, 2021 was $183,784, compared to $140,377 for the three months ended March 31, 2021, which was a 31% increase quarter over quarter. The increase in gross profit is primarily due to higher operating capacity of the Company’s cultivation and processing facilities.

Operating Expenses

Total operating expenses for the three months ended June 30, 2021 were $132,609, an increase of $25,500 or 24%, compared to $107,109 for the three months ended March 31, 2021, which represents 42% and 41% of total revenue for the three months ended June 30, 2021 and March 31, 2021, respectively. The increase in total operating expenses was primarily attributable to an increase in salaries and benefits due to increased staffing levels as previously described, professional fees due to continued acquisitions and expansions, and finally, due to an increase in travel as COVID restrictions have begun easing.

Depreciation and amortization totaled $26,280 for the three months ended June 30, 2021, compared to $22,112 for the three months ended March 31, 2021, which represents an increase of $4,168. The increase was primarily due to expense associated with additional retail operations.

Share-based compensation totaled $18,370 for the three months ended June 30, 2021, compared to $4,907 for the three months ended March 31, 2021 which represents an increase of $13,463. The increase was primarily due to the annual compensation cycle and the recognition of share-based compensation expense related to the EMMAC acquisition in the current quarter.

Other Expense

Total other expense, net for the three months ended June 30, 2021 was $19,026 compared to $20,208 for the three months ended March 31, 2021.

Provision for Income Taxes

The Company recorded an income tax expense of $42,624 for the three months ended June 30, 2021, compared to an income tax expense of $30,708 for the three months ended March 31, 2021. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to the restrictions of Section 280E.

Net Loss

Net loss for the three months ended June 30, 2021 was $9,764 compared to net loss of $17,211 for the three months ended March 31, 2021, which represents an increase in profitability of $7,447, or 43%. The increase was primarily driven by the increase in gross profit described above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements of its business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, and the senior secured debt financing completed in January 2020. The Company’s ability to fund operations, to make planned capital expenditures, to make planned acquisitions, to make scheduled debt payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections of this MD&A.

As of June 30, 2021, the Company had $333,791 of cash and working capital of $590,187 (current assets less current liabilities), compared with $73,542 of cash and $197,736 of working capital as of December 31, 2020. The increase of $392,451 in our working capital was primarily due to a $260,249 increase in cash largely resulting from the Credit Facility entered into by the Company in January 2021 and the equity raise in January 2021 of $240,569 as well as cash on hand at Curaleaf International as a part of the EMMAC acquisition.

The Company is generating cash from sales and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

The Company satisfied its obligations in full under the Financing Agreement – 2021, which was comprised of $85,000 of senior secured debt issued in 2018, in connection with, and out of the proceeds of the Term Loan Facility.

The Term Loan Facility may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 10, 2022 and January 9, 2023, will incur a prepayment premium of 6.50%. Any prepayment made between January 10, 2023 and October 14, 2023, will incur a prepayment premium of 3.25%. Any prepayment made on or after October 15, 2023, will not incur a prepayment premium.

Beginning with the fiscal quarter ending, December 31, 2020, the Term Loan Facility is subject to a mandatory amortization payment and a yield maintenance premium. The mandatory amortization payment is paid ratably to each lender based on the aggregate principal amount of all initial term loans times an applicable rate that is based on the leverage ratio.

For the quarter ended June 30, 2021, and all remaining quarters in 2021, the applicable percentage ranges from 0% to 6.00% depending on the leverage ratio. For all quarters in 2022, the applicable percentage ranges from 0% to 8.00% depending on the leverage ratio. For all quarters 2023 through September 30, 2023, the applicable percentage ranges from 0% to 9.00% depending on the leverage ratio.

The yield maintenance premium is paid based on all amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 10, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

Promissory Note – 2024

In October 2020, the Company entered into a Promissory Note with a principal sum of $10,000 (“Promissory Note – 2024”) with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest, to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300 is treated as Original Issue Discount.

The Promissory Note – 2024 carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing December 31, 2020. The maturity date of the Promissory Note – 2024 is June 10, 2024.

The Promissory Note – 2024 contains other terms substantially similar to the Term Loan Facility, except that the Promissory Note – 2024 is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

Secured Expansion Credit Facility

In January 2021, the Company entered into a $50,000 secured credit facility (the “Expansion Credit Facility”) with a syndicate of lenders which matures on January 10, 2024. The net proceeds from borrowings under the Expansion Credit Facility are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. Borrowings under the Expansion Credit Facility bear interest on any outstanding principal of 10.25% per annum. The facility was fully drawn at closing.

The Expansion Credit Facility may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 8, 2022 and January 7, 2023, will incur a prepayment premium of 5.125%. Any prepayment made between January 8, 2023 and January 7, 2024, will incur a prepayment premium of 2.50%.

The Expansion Credit Facility is subject to a yield maintenance premium. The yield maintenance premium is paid based on amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 8, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

The Expansion Credit Facility contains other terms substantially similar to those of the Term Loan Facility and the two facilities are secured by the same collateral.

Equity Offering

On January 12, 2021, the Company closed on an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company intends to use the net proceeds of $240,569 from the overnight marketed offering for working capital and general corporate purposes. Since the closing of the offering, the Company has used the net proceeds for working capital and general corporate purposes.

Cash Flows

The following table summarizes the sources and uses of cash or each of the periods presented:

	Six months ended
	June 30,
	2021	2020
Net cash provided by (used in) operating activities	$(79,127)	$21,814
Net cash used in investing activities	(33,529)	(116,799)
Net cash provided by financing activities	372,835	175,438
Net increase in cash and cash equivalents	$260,179	$80,453

Operating Activities

During the six months ended June 30, 2021, operating activities used $79,127 of cash, primarily resulting from a net loss of $26,978. Cash used by changes in operating assets and liabilities was primarily due to an increase in inventories.

During the six months ended June 30, 2020, operating activities provided $21,814 of cash, primarily resulting from a decrease in biological assets of $26,852 and an increase in payables, deferred taxes, and accrued expenses of $34,747 combined, which was partially offset by an increase in inventories of $46,197.

Investing Activities

During the six months ended June 30, 2021, investing activities used $33,529 of cash, consisting of $73,342 net purchases of property, plant and equipment offset by $24,884 in proceeds from selling the HMS Assets.

During the six months ended June 30, 2020, investing activities used $116,799 of cash, consisting of payments totaling $51,511 in purchases of property and equipment, $51,188 in connection with acquisitions, and $14,100 in connection with amounts advanced under notes receivable.

Financing Activities

During the six months ended June 30, 2021, financing activities provided $372,835 of cash, consisting primarily of $240,569 cash received in issuance of SVS and $54,599 in cash received from a financing agreement, partially offset by $25,130 of lease liability payments.

During the six months ended June 30, 2020, financing activities provided $175,438 of cash, consisting primarily of $185,723 cash received from new debt borrowing offset by $11,164 of lease liability payments.

Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, processing locations and retail dispensaries. Key future minimum payments related to these lease balances are presented below:

Period	Scheduled payments
2021 (remaining six months)	$73,033
2022	52,223
2023	50,691
2024	49,132
2025 and thereafter	422,965
Total undiscounted lease liability	648,044
Impact of discount	(336,007)
Lease liability at June 30, 2021	312,037
Less current portion of lease liability	(18,312)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(535)
Long-term portion of lease liability	$293,190

Real estate leases typically extend for a period of 1 to 10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and are at the option of the Company as the lessee. Lease payments are in substance fixed, and most real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended June 30, 2021 and 2020 were immaterial.

Amounts in the table below reflect the contractually required principal payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates between 2.5% and 16.5% per annum:

Period	Amount
2021 (remaining six months)	$1,706
2022	—
2023	300,000
2024	60,000
2025	—
2026 and thereafter	1,225
$362,931

SUMMARY OF QUARTERLY RESULTS

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Revenue	$312,205	$260,320	$230,253	$182,408	$117,480	$96,496	$75,457	$61,820
Cost of goods sold	156,967	131,853	119,658	90,633	56,844	44,013	35,695	27,079
Net change in fair value of biological assets	29,257	12,347	14,867	24,008	20,591	15,556	5,533	13,810
Gross profit	184,495	140,814	125,462	115,783	81,227	68,039	45,295	48,551
Operating expenses	132,609	107,109	104,835	99,412	59,536	63,046	52,563	47,108
Other expense, net	(19,026)	(20,208)	(17,893)	(6,557)	(9,993)	(7,196)	(7,858)	(3,598)
Net loss	(9,764)	(17,211)	(35,109)	(8,931)	(1,836)	(15,452)	(27,152)	(7,434)
Less: Net income (loss) attributable to redeemable non-controlling interest	(2,524)	—	165	412	193	(363)	(591)	(599)
Net loss attributable to Curaleaf Holdings, Inc.	(7,240)	(17,211)	(35,274)	(9,343)	(2,029)	(15,089)	(26,561)	(6,835)
Loss per share - basic and diluted	$(0.01)	$0.03	$(0.05)	$(0.01)	$(0.00)	$(0.03)	$(0.06)	$(0.01)
Weighted average common shares outstanding - basic and diluted	701,668,932	682,041,420	660,398,593	625,228,556	533,192,806	507,700,498	468,445,941	464,073,130

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three months ended March 31, 2021 and 2020:

	Three months ended		Period ended		Balances as of
	June 30,		June 30,		June 30,	December 31,
	2021	2020	2021	2020	2021	2020

Transaction	Related party transactions		Related party transactions		Balance receivable (payable)
Processing fees (1)	$—	$535	$—	$1,194	$—	$—
Consulting fees (2)	362	—	456	74	—	—
Travel and reimbursement (2)	22	60	1,277	151	—	—
Rent expense, net (3)	(42)	(60)	(54)	(119)	—	—
Equipment purchases (4)	—	—	1,426	—	—	—
Promissory Note - 2024 (5)	329	—	654	—	(9,700)	(9,700)
Non-consolidated GR Companies (6)	—	—	—	—	—	5,947
	$671	$535	$3,759	$1,300	$(9,700)	$(3,753)

(1) For the three and six months ended June 30, 2020, the Company recognized direct expenses of $535 and $1,195 for processing expenses with Sisu Extracts, a state licensed processor in California, that performed toll processing services for the Company. No such services were provided in the three and six months ended June 30, 2021. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(2) For the three and six months ended June 30, 2021, the Company recognized $22 and $1,277 in travel and other business development costs as expense to Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman. For the three and six months ended June 30, 2021, the Company recognized consulting expense of $92 and $186 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(3) For the three and six months ended June 30, 2021, the Company recognized a rent expense credit of $60 and $119 for a sublease between Curaleaf NY, Inc. and Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman. For the three and six months ended June 30, 2021, the Company recognized a rent expense of $18 and $65 for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board Member. Both arrangements represent on-going contractual commitments based on executed leases.

(4) For the six months ended June 30, 2021, the Company paid $1,426 to Sentia Wellness to purchase hemp processing equipment. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Boris Jordan, Executive Chairman and Cameron Forni, Select President, have interests in Sentia Wellness.

(5) For the period ended June 30, 2021, the Company had an outstanding notes payable balance of $9,700 and recognized a related interest expense of $329 and $654 for the three and six months ended June 30, 2021 on the Promissory Note – 2024, which is held with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The Company entered into the Promissory Note – 2024 in October 2020 to replace the previously recorded contingent consideration liability. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represents on-going contractual commitments.. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represent on-going contractual commitments.

(6) Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and six months ended June 30, 2021 and 2020 are as follows:

	Three months ended June 30,		Six months ended June 30,
Key management personnel compensation	2021	2020	2021	2020
Short-term employee benefits	$3,194	$1,251	$4,094	$2,287
Other long-term benefits	11	12	21	19
Share-based payments	4,323	4,598	6,741	8,152
	$7,528	$5,861	$10,856	$10,458

RECENT ACQUISITIONS

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales (“EMMAC”)

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital of $130,798 for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf International was used for the acquisition of EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe. This infusion of outside capital into Curaleaf International significantly accelerates Curaleaf's expansion plans in Europe by fully funding Curaleaf's cash outlay for the acquisition of EMMAC (the “EMMAC Transaction”) and providing the capital required to support Curaleaf International's near-term European rollout. With its foreseeable expansion budget fully funded, Curaleaf's new international business can focus on executing its further European expansion.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain, and Portugal. Terra Verde, Curaleaf International's European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately 2 hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult use programs.

In connection with the EMMAC Transaction, Mr. Antonio Costanzo has been appointed as the new Chief Executive Officer of Curaleaf International, with the former EMMAC management team continuing to lead Curaleaf's new European presence as well as driving local European strategy and day-to-day operations. The EMMAC Transaction constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the proposed EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which are independent members of the Board of Directors within the meaning of National Instrument 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

Post-EMMAC Transaction, the former shareholders of EMMAC have approximately 3% ownership of the Company on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration to be paid through the issuance of SVS is subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with initial release of 5% of SVS at closing and subsequent releases of 5% of SVS from such restrictions at the end of each calendar quarter following the closing.

TRANSACTIONS CLOSED SUBSEQUENT TO JUNE 30, 2021

The following acquisition was completed subsequent to June 30, 2021. In accordance with IFRS 10 – Consolidated Financial Statements, prior to acquisition, the Company had concluded that it does control the operations of the acquiree, and has therefore consolidated the results of the entity in the Interim Financial Statements. Due to the timing of the transaction closing, sufficient information was not available to complete the Purchase Price accounting at the time of filing:

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000 in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5,000 cash in May 2019, $7,500 in cash in July 2020, and the final $7,500 in cash in July 2021 at closing. The Company incurred transaction costs to date of approximately $91.

PENDING TRANSACTIONS

The following acquisition had been signed, but was not yet completed as of June 30, 2021. The Company has concluded that it does not control the operations of the acquiree in accordance with IFRS 10 – Consolidated Financial Statements, and accordingly, the results of the following entity are not included in the Interim Financial Statements:

Los Sueños Farms, LLC and its related entities

In May 2021, the Company signed definitive documents to acquire Los Sueños and its related entities which will significantly expand the Company’s Colorado presence, vertically integrating in the state with large scale outdoor cannabis cultivation and two retail dispensaries. The proposed transaction includes three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity (once fully expanded), an 1,800 plant indoor grow, and two retail cannabis dispensary locations, called “The Spot 420” (in Trinidad and Pueblo West) serving medical as well as adult use customers.

Total base consideration for the proposed acquisition of Los Sueños will be approximately $67,000 to be paid 61% in SVS, 29% in cash at closing, and 10% in assumed debt maturing in five years. Additional contingent consideration of up to $4,000, is payable in 2023 based on operating cash flow based targets for 2022. The transaction is expected to close in late 2021.

All SVS that may be issued pursuant to the definitive agreements will be subject to contractual restrictions on resale for a period starting on the date of their issuance and ending on the 5th anniversary of the closing, with the following release schedule: 20% of the SVS will be released from the resale restrictions on the first anniversary of their issuance, and the remaining SVS will be released in 5% quarterly increments thereafter, the whole subject to certain acceleration events. The proposed transaction has been unanimously approved by the Company’s board of directors and will close after regulatory approval.

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023 (extended from January 1, 2022), with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the audited consolidated financial statements are described below. Significant judgments, estimates and assumptions made by management in preparing the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2021 and 2020 were the same as those that applied to the annual audited consolidated financial statements.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability, the Company uses market observable data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company assess market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits and losses immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits and losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statement of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by the IFRS 3 Amendment. The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilized the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”. When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. Assets held for sale are measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 of the Company's unaudited condensed interim consolidated financial statements as of and for the three months ended June 30, 2021 and 2020).

COVID-19 estimation uncertainty

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency in the United States by former President Donald Trump. The outbreak has spread throughout the globe, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures, and travel restrictions.

The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business; including, but not limited to, the following areas of focus.

Customer Impact: While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe “social distancing”, it may have material negative impact on demand for its products while the pandemic continues. While the Company implemented measures, where permitted, such as “curb side” sales and delivery, to reduce infection risk to its customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand. Notably, on May 16, 2021, the Centers for Disease Control issued the following revised guidance for individuals who have received one of the COVID-19 vaccines: “Fully vaccinated people can resume activities without wearing a mask or physically distancing, except where required by federal, state, local, tribal, or territorial laws, rules, and regulations, including local business and workplace guidance.” As a result, the Company recently revised its masking and social distancing directives for both employees and customers/patients in light of this recent CDC guidance. That said, there is no assurance that new, vaccine resistant COVID-19 variant strains will not appear which could result in an increase in infections and a corresponding impact to customer activity. In particular, the B.1.617.2 (Delta) variant was classified by the CDC as a ‘variant of concern’ because it spreads from person to person more easily than other variants and may cause more severe disease.

Staffing Disruption: Earlier in the pandemic, the Company implemented among its staff where feasible “social distancing” measures recommended by such bodies as the Centers for Disease Control (CDC), the Presidential Administration, as well as state and local governments. The Company cancelled non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures were implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel, and contact tracing following reports of employee infection. More recently, following the increase in vaccination rates in the states in which the Company has operations, the Company has seen a decrease in the incidence of employees reporting COVID-19 infections or exposures. Moreover, the Company is encouraging its employees to become vaccinated and is requiring employees to verify their vaccination status; those employees who are not vaccinated are required to continue to follow masking guidelines while those who are vaccinated are given the option to forego masking at the workplace. Nevertheless, the emergence of new strains could result in an increase in infections and a corresponding increase in employee absenteeism. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate at desired levels in some or all locations.

Notably, on July 27, 2021, CDC announced updated Guidance for COVID-19 Prevention Strategies based on emerging evidence of the B.1.617.2 (Delta) variant. CDC now recommends that all people, regardless of vaccination status, wear masks in public indoor settings in areas of substantial or high transmission. A new CDC study supports previous findings that B.1.617.2 (Delta) is highly contagious, and is contributing to an increase in cases, including those with severe outcomes and those due to vaccine breakthrough infections. While vaccinated people can still develop COVID-19, they are far less likely to get severely sick or die than people who are unvaccinated. The emergence of the Delta variant, if uncontrolled, could lead to federal, state and/or local governments reinstituting protocols that could adversely impact the Company’s business in affected communities.

Vaccination rates: On December 11, 2020, the federal Food and Drug Administration (FDA) issued an emergency use authorization (EUA) for the Pfizer BioN-Tech COVID-19 vaccine, the first such approval. Additional EUAs were issued on December 18, 2020 for a vaccine created by Moderna, and on February 27, 2021 for a vaccine created by Janssen Biotech (a Johnson & Johnson affiliate). As of August 5, 2021, the CDC reports that about 181 million people in the U.S. over the age of 18, or 70.4% of that population, have received at least one dose of vaccine. About 165 million people, or about 50% of the total U.S. population, have been fully vaccinated. As of now, the supply of vaccines in the states in which the Company does business appears to be sufficient to meet the demand of all those who seek to be vaccinated. That said, there can be no assurance of when the Company’s employees in any particular jurisdiction will access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

Europe Opening-Up: Countries in Europe are beginning to open-up following public health restrictions and lock-down measures to deal with COVID-19. Each country in Europe has adopted its own public health response, but the larger economies (being Germany, the UK, Italy, Spain, and France) are relaxing previously strict “lock-down” measures and non-essential businesses, closed for extended periods are now open with most operating restrictions (including social distancing) largely removed. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Whilst the Company has faced delays and difficulties the Company’s manufacturing sites in Spain and the UK, and its cultivation site in Portugal, have continued operations without significant disruption. Further waves of the virus and additional lock-downs in the winter months of 2021 and early 2022 may have a material impact on the Company’s ability to generate revenue and on operations generally, and such risk will remain while the Covid-19 virus continues in widespread circulation and new strains are identified.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximate fair value. Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets and indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at June 30, 2021 and December 31, 2020 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its cash flows necessary to fund operations and development and its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

The Company has access to equity and debt financing from public and private markets in Canada as well as from current significant shareholders. If such financing were no longer available in the public markets in Canada due to changes in applicable law, then the Company expects that it would have to raise financing privately.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of June 30, 2021, and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect the consolidated statements of profits and losses.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Massachusetts.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Marijuana Related Activities

As of the date of this MD&A, all of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is 100%.

Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with IFRS based on consolidation principles.

U.S. Federal Overview

The United States federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the United States, and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the federal Food and Drug Administration (“FDA”) on June 25, 2018 approved Epidiolex (CBD) oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. In this case, the substance is CBD, a chemical component of cannabis that does not contain the intoxication properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered2.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, federal law shall apply.

Nonetheless, 39 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 18 states and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA. Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)3.

2 21 U.S.C. 812(b)(1).

3 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

4 See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;
2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;
3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;
4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
5.	Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;
6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
8.	Preventing marijuana possession or use on federal property.

The Cole Memorandum was seen by many state-legal marijuana companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.

On January 4, 2018, former United States Attorney General Jeff Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the “Sessions Memorandum”). Rather than establish national enforcement priorities particular to cannabis-related crimes in jurisdictions where certain cannabis activity was legal under state law, the Sessions Memorandum instructs that “in deciding which cannabis activities to prosecute... with the DOJ's finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

In the absence of a uniform federal policy, as had been established by the Cole Memorandum, numerous United States Attorneys with state-legal cannabis programs within their jurisdictions have announced enforcement priorities for their respective offices. For instance, Andrew Lelling, United States Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office's cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other United States attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those United State Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

Former United States Attorney General Sessions resigned on November 7, 2018 and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. President Joseph Biden has nominated Merrick Garland to succeed Mr. Barr as the U.S. Attorney General. It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

The Company believes it is too soon to determine if any prosecutorial policy at the federal level will be forthcoming in the absence of the Cole Memorandum, or if President Biden's nominee will reinstitute the Cole Memorandum or a similar guidance document for United States attorneys. The sheer size of the cannabis industry, in addition to various level of legalization at the State and local governments, suggests that a largescale enforcement operation would possibly create unwanted political backlash for the DOJ and the new administration. Moreover, state and local tax revenues generated by the cannabis business is an increasingly important source of funding for state and local government programs.

As an industry best practice, despite the recent rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures to ensure compliance with the guidance provided by the Cole Memorandum:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring”.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as “Rohrabacher-Farr Amendment”). Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2021, which was signed by former President Trump on December 27, 2020 and funds the departments of the federal government through the fiscal year ended September 30, 2021.

There is a growing consensus among cannabis businesses and numerous members of Congress that guidance is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. For example, for fiscal year 2019, the strategy amongst the bipartisan Congressional Marijuana Working Group in Congress, was to introduce numerous cannabis-related appropriations amendments in the Appropriations Committee in both the House and Senate, similar to the strategy employed in fiscal year 2018. The amendments included protections for cannabis-related businesses in states with medical and adult-use cannabis laws, as well as protections for financial institutions that provide banking services to state-legal cannabis businesses. The Company also has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. These include the CARERS Act, REFER Act and others. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. Given current political trends, however, the Company considers these developments unlikely in the near-term.

On July 14, 2021, Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) released draft legislation titled the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA remove cannabis from Schedule 1 of the Controlled Substances Act which would permit its decriminalization and allow the expungement of federal non-violent marijuana crimes. The CAOA would impose a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA enshrines the current State cannabis licensing regimes, but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the U.S. Drug Enforcement Agency (DEA) to the Alcohol and Tobacco Tax and Trade Bureau (TTB), the Bureau of Alcohol Tobacco Firearms and Explosives (ATF). Senators Schumer, Booker, and Wyden are currently seeking feedback from the public as the proposal is finalized, encouraging stakeholders to submit comments by September 1st, 2021.

The publication of the CAOA by Democratic congressional leaders represents a significant milestone in the move toward federal legalization of cannabis. While the CAOA indicates that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280e tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

At the time of the CAOA announcement, Senator Schumer indicated the bill currently does not have sufficient support in the Congress to pass and he targeted Spring 2023 for passage of legislation based on the CAOA draft. Therefore, there can be no assurance that the expected benefits of cannabis decriminalization and regulation will be realized in the near future. Moreover, there can be no assurance that provision in the CAOA that are favorable to the cannabis industry, such as preserving the current state regulatory system, will remain in any final legislation. In addition, the CAOA lacks clarity regarding the transition of cannabis control from the DEA to TTB and the FDA, which presents the risk that existing operators may face a period of regulatory uncertain if legislation similar to the CAOA is enacted. Such uncertainty may impede growth of, and investment in, incumbent cannabis businesses, while exposing them to increased competition from the illicit market.

For the time being, cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission nor the continued passage of the Rohrabacher-Farr Amendment has altered that fact. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the United States federal government begins to enforce United States federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

Additionally, under United States federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the “HEROES Act”), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Banking Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020 before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900,000,000 stimulus package. On April 19, 2021, the House again passed the SAFE Banking Act. While Congress may consider legislation in the future that may address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks' willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.4 The newly nominated Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, would decriminalize and deschedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. On November 20, 2019 the U.S. House of Representatives Judiciary Committee voted to advance the bill to the full House. Although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session. There can be no assurance that it will be passed in its current form or at all.

An additional challenge to cannabis-related businesses is that the provisions of the Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry may be less profitable than they would otherwise be.

5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.5 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the United States. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

To date, three different hemp seed-derived ingredients have received Generally Recognized As Safe (“GRAS”) notices from the FDA: hulled hemp seed, hemp seed protein powder, and hemp seed oil. The hemp seed-derived ingredients that are the subject of these GRAS notices contain only trace amounts of THC and CBD, which the seeds may pick up during harvesting and processing when they are in contact with other parts of the plant. Aside from these three hemp seed ingredients, no other cannabis or cannabis-derived ingredients, including ingredients sourced from hemp, have been the subject of a food additive petition, an evaluated GRAS notification, or have otherwise been approved for use in food by the FDA. The FDA's current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD or THC has been added, or to market a product containing these ingredients as a dietary supplement.

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Joseph R. Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to achieve control.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to United States cannabis companies. Specifically, the federal illegality of marijuana in the United States means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the United states must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

6 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company Shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Restricted Access to Banking

As discussed above, the FinCEN Memorandum remains effective to this day, in spite of the fact that the 2014 Cole Memorandum was rescinded and replaced by the Sessions Memorandum. The FinCEN Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators, though. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Biden administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act is currently being reviewed by the U.S. Senate Banking Committee. While the Senate is contemplating the SAFE Banking Act, the passage of which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, if Congress fails to pass the SAFE Banking Act, the Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Anti-Money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions, or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the United States, or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors” section of this MD&A.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the United States, (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors” section of this MD&A. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange.

Curaleaf has obtained eligibility with the Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the United States would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company is in material compliance with its obligations under state law related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Senior Vice President, Ed Conklin, and two vice presidents, works closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the United States, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under United States federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under United States federal law. The enforcement of relevant federal laws is a significant risk.

United States Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the United States Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the United States. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission. Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of the Rohrabacher-Farr Amendment, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to the United States Congress restoring such funding. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Subsequent to the issuance of Sessions Memorandum, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Farr Amendment language (referred to in 2018 as the Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice. The Rohrabacher-Farr Amendment again was included in the Consolidated Appropriations Act of 2019, which was signed by former President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and was similarly renewed again on November 21, 2019.  Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2021, which was signed by former President Trump on December 27, 2020 and funds the departments of the federal government through the fiscal year ended September 30, 2021. Notably, such amendments have always applied only to medical cannabis programs and have no effect on pursuit of recreational cannabis activities.

In addition to the above disclosure, please see “Risk Factors” for further risk factors associated with the operations of the Company and the Company.

RISK FACTORS

The Company’s results of operations, business prospects, financial position and achievement of strategic plans are subject to a number of risks and uncertainties and are affected by a number of factors which could have a material adverse effect on the Company’s business, financial condition or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the shares. Other than as stated herein, the Company’s risks and uncertainties have not materially changed from those described in the ‘Risk Factors’ section of the Company’s annual management’s discussion and analysis for the year ended December 31, 2020 filed on SEDAR on March 11, 2021 and the Company’s annual information form for the year ended December 31, 2020 filed on SEDAR on April 28, 2021.